CERTIFICATE

Reference is made to the Special Meeting of Shareholders of Bellatrix Exploration Ltd. (the "**Company**") scheduled to be held on December 10, 2013 (the "**Meeting**"). I, Brent Eshleman, hereby certify in my capacity as Executive Vice-President, for and on behalf of the Company, and not in my personal capacity, that:

1. All proxy-related materials in connection with the Meeting are being sent in compliance with National Instrument 54-101 - *Communication with Owners of Securities of a Reporting Issuer* ("**NI 54-101**") to all beneficial owners of the Company at least 21 days before the date fixed for the Meeting.

2. The Company has arranged to carry out in connection with the Meeting all of the requirements of NI 54-101 in addition to those described in item 1 above.

3. The Company is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

The terms "beneficial owners" and "proxy-related materials" as used in this Certificate shall have the respective means ascribed thereto in NI 54-101.

DATED this 12th day of November, 2013.

BELLATRIX EXPLORATION LTD.

Per: *signed " Brent Eshleman"*
      Brent Eshleman
      Executive Vice-President